EXHIBIT 99.2

Parnell Appoints Peter A. Croden to Board of Directors

Appointment increases Board to seven members, four of whom are independent

OVERLAND PARK, Kansas, Aug. 10, 2015 (GLOBE NEWSWIRE) -- Parnell Pharmaceuticals Holdings Ltd (Nasdaq:PARN), a fully integrated pharmaceutical company focused on developing, manufacturing and commercializing innovative animal health solutions, today announced the appointment of Peter A. Croden to its Board of Directors. The appointment increases the Board to seven directors, and the number of independent directors to four.

"We are pleased and excited to welcome to our Board such an outstanding new Independent Director from inside our industry," said Dr. Alan Bell, Chairman of Parnell. "Mr. Croden brings extensive knowledge of large, complex animal and human pharmaceutical businesses in global markets and will make immediate contributions to our growth strategy and performance."

Mr. Croden will serve on the Company's Audit and Compensation Committees.

Peter Croden has over 35 years of experience in the Animal Health, Biotech, Private Equity and Pharmaceutical industries. Mr. Croden previously held senior pharmaceutical executive positions with The Upjohn Company and Pharmacia & Upjohn Animal Health. As President of the Worldwide Business for Pharmacia & Upjohn Animal Health, Mr. Croden oversaw the fastest growing company in the industry. Mr. Croden also previously held the position of President of Upjohn Canada, before which he resided and worked in Germany for 6 years as Regional Marketing Manager for Europe.

Following his pharmaceutical industry tenure, Mr. Croden was President and CEO of Nephrex Corporation, a biotech start-up, where he was responsible for overall strategy and growth. Mr. Croden was also a consultant to Linden Life Science, a private equity firm.

Mr. Croden has served on a number of not-for-profit Boards including American Red Cross and Animal Health Institute. For the past ten years, he has served with The Community Healing Centers including as past President/Chairman of their Board.

Mr. Croden received the North York (Toronto) "Business Man of The Year Award" for innovation and business results. He is also a past winner of the "W.E. Upjohn Award" for business excellence and contributions to the Upjohn Company, and of the "Child Advocate of the Year, 2013" award from The Community Healing Centers.

About Parnell

Parnell (NASDAQ:PARN) is a fully integrated pharmaceutical company focused on developing, manufacturing and commercializing innovative animal health solutions. Parnell currently markets five products for companion animals and production animals in 14 countries and augments its pharmaceutical products with proprietary software platforms – FETCH and mySYNCH. These innovative technology solutions are designed to enhance the quality of life and/or performance of animals, while driving customers' operational efficiency and profitability. Parnell distinguishes itself in the industry by providing value-added solutions that position the Company as a true partner to their customers.

For more information on the company and its products, please visit www.parnell.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words such as "may," "anticipate," "estimate," "expects," "projects," "intends," "plans," "develops," "believes," and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify forward-looking statements. Forward-looking statements represent management's present judgment regarding future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks include, but are not limited to, risks and uncertainties regarding Parnell's research and development activities, its ability to conduct clinical trials of product candidates and the results of such trials, as well as risks and uncertainties relating to litigation, government regulation, economic conditions, markets, products, competition, intellectual property, services and prices, key employees, future capital needs, dependence on third parties, and other factors, including those described in Parnell's Annual Report on Form 20-F filed with the Securities and Exchange Commission, or SEC, on September 15, 2014, along with its other reports filed with the SEC. In light of these assumptions, risks, and uncertainties, the results and events discussed in any forward-looking statements contained in this press release might not occur. Investors are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this press release. Parnell is under no obligation, and expressly disclaims any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events, or otherwise.

CONTACT: Parnell Pharmaceuticals Holdings
         Robert Joseph, 913-274-2100
         Robert.joseph@parnell.com

         Brad McCarthy, 816-516-6137
         Brad.mccarthy@parnell.com